Exhibit 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this Annual Report (Form 40-F) of Orezone Resources Inc of our report dated February 10, 2006 relating to the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2005, which appears in this Annual Report (Form 40-F) for the year ended December 31, 2007.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Ottawa, Ontario

February 10, 2006